Fried, Frank, Harris, Shriver & Jacobson LLP

Direct Line: 212.859.8763
Fax: 212.859.4000
Philip.Richter@friedfrank.com
June 30, 2016

VIA EDGAR

Nicholas P. Panos
Senior Special Counsel

Jennifer Lopez

Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultratech, Inc. (“Ultratech”)
Responses to Comments on Definitive Additional Materials filed on June 27, 2016
File No. 000-22248

Dear Mr. Panos and Ms. Lopez,

On behalf of Neuberger Berman LLC (“NB LLC”), a Delaware limited liability company, as well as Neuberger Berman Group LLC (“NB Group”), a Delaware limited liability company, Neuberger Berman Fixed Income Holdings LLC (“NB FI Holdings”), a Delaware limited liability company, Neuberger Berman Investment Advisers LLC (“NBIA”), a Delaware limited liability company, Beatriz V. Infante, Ronald Black, Benjamin Nahum, James F. McAree and Amit Solomon, Ph.D. (Mr. Solomon, and together with NB LLC, NB Group, NB FI Holdings, NBIA, Ms. Infante, Dr. Black, Mr. Nahum and Mr. McAree, the “Participants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff's letter dated June 28, 2016 (the “Comment Letter”) relating to the Definitive Additional Materials filed by the Participants on June 27, 2016 (the “June 27 Materials”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer, unless stated otherwise, to page numbers and section headings in the June 27 Materials.

1.	As we believe the participants are aware, Note (b) to Rule 14a-9 provides examples of certain statements which may be viewed as misleading depending upon the facts and circumstances. The following assertions regarding the issuer’s management, including the board of directors, appear to fall within the scope of the rule:

·	“Ultratech may have the longest-serving underperforming CEO and Board of Directors in all of America.” (page 5)

·	Stating that the board has an “indefensible track record.” (page 6)

Fried, Frank, Harris, Shriver & Jacobson LLP

These examples are not intended to serve as an exhaustive list of instances in which certain statements may have been inconsistent with Rule 14a-9. Please provide us with factual support for the cited statements. In addition, please confirm the participants will disclose the factual basis for similar such statements in the future, or advise.

Response: We acknowledge that Note (b) to Rule 14a-9 provides examples of statements which if made,“without factual foundation” may be viewed as misleading depending upon particular facts and circumstances. However, we respectfully submit that the Participants have included in both the June 27 Materials and in other Definitive Additional Materials they have filed meaningful factual support for the statements cited above regarding the underperformance by the CEO and Board of Ultratech, their long tenure and their poor track record, including the following:

·	Ultratech’s stock was down 23% over the 20 year period ended December 31, 2015. See p. 4 of the June 27 Materials and Slide 7 of the Presentation entitled “The Need for Change at Ultratech, Inc; from a long-term investor’s perspective” filed by the Participants on June 22, 2016 (the “June 22 Materials”). In that connection, we also note that the information from FactSet reflected in Exhibit A shows that the CEO of Ultratech is the only CEO of a US public company with a market cap over $400 million who has presided over a company for 20 years while the stock is down more than 20%;

·	Over the 20 year period ended December 31, 2015, the S&P 500 Index, the Russell 2000 Index, the Nasdaq Composite Index and the S&P 1500 Semiconductor Equipment Index increased by 383%, 368%, 376% and 208%, respectively. See Slide 7 of the June 22 Materials;

·	Ultratech’s total return over the 1, 3, 5 and 10 years before NB Group and its affiliates filed a Schedule 13D on August 10, 2015 was meaningfully below the total return generated over those periods by the Nasdaq Composite Index and the S&P 1500 Semiconductor Equipment Index. See Slide 10 of the June 22 Materials; and

·	Ultratech’s CEO has been in office since 1993 (over 23 years) and its Board members have held office for an average of 15 + years.See Slide 7 of the June 22 Materials and p. 4 of the June 27 Materials.

Nonetheless, on behalf of the Participants, we confirm that the Participants will in the future clearly disclose the factual basis for statements they make of the type referenced in Note (b) to Rule 14a-9.

2.	Each statement or assertion of opinion or belief made in your filing must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. Please revise to the extent necessary, and provide supplemental support where appropriate for any non-conforming statement, including the following:

·	“...our proposed independent nominees have created more than $1 billion in value for stockholders...,” (page 4)

·	Response: Please see Exhibit B attached hereto, which shows the shareholder value created by the two nominees at the companies at which they served as Chief Executives and for which there is public data. The Staff will observe from the data that, in the aggregate, the nominees have created almost $1.3 billion of value for equity holders of those companies.

Fried, Frank, Harris, Shriver & Jacobson LLP

·	“...losing anything less than 35% of stockholders’ money over ten years would qualify as outperformance,” (page 5)

·	Response: On p. 4 of the press release filed by Ultratech on June 20 and Slide 11 of Ultratech’s presentation filed on June 22, Ultratech contends that it has outperformed a select group of “peers,” in part, by virtue of the fact that its total shareholder return (“TSR”) exceeded the negative 35% median TSR realized by the cited peers over the ten year period between December 31, 2005 and December 31, 2015. The statement referenced above reflects the Participants’’ observation that, using the “peers” selected by Ultratech leads to the (absurd) conclusion that a loss by Ultratech of anything less than 35% over 10 years would be considered “outperformance,” a conclusion the Participants obviously do not agree with.

·	“...for every one dollar of net income the Company has earned in the last 15 years, the Company’s CEO, CFO and directors have put two dollars in their own pockets as compensation.” (page 5)

·	Response: Please see Exhibit C attached hereto for the requested supporting information. The attached data from FactSet show that the Company’s cumulative net income over that period from 2001 through 2015 was $22,827,000. Using conservative assumptions – excluding (i) all equity compensation paid to the Company’s CEO and CFO prior to 2007 and (ii) all compensation paid to directors during 2001 through 2005 – the attached compensation data derived from the Company’s proxy statements indicate that, over the same 15 year period, the Company’s CEO, CFO and directors received cumulative compensation of $57,856,115, approximately 2.5 times the Company’s cumulative net income.

Please contact me by phone at (212) 859-8763 or by email at Philip.Richter@friedfrank.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Philip Richter

Philip Richter

CC:

Maxine Gerson

Managing Director and General Counsel

Neuberger Berman LLC

EXHIBIT A

FactSet Universal Screen

Company Symbol	Company Name	Market Value ($ MM)	Compound Total Return 20 Years	CEO	CEO Start Date

UTEK	Ultratech, Inc.	525.7	-23.0	Arthur W. Zafiropoulo	1993
SBCF	Seacoast Banking Corporation of Florida	514.6	-33.1	Dennis S. Hudson, III, MBA	1998
AGII	Argo Group International Holdings, Ltd.	1,671.0	-62.8	Mark E. Watson, III	2000
NCS	NCI Building Systems, Inc.	774.9	-79.9	Norman C. Chambers, MBA	2003
HL	Hecla Mining Company	714.6	-71.7	Phillips S. Baker, Jr.	2003
THC	Tenet Healthcare Corporation	2,984.4	-44.9	Trevor Fetter, MBA	2003
SGY	Stone Energy Corporation	2,371.8	-72.1	David H. Welch, PhD	2004
HLS	HealthSouth Corporation	3,137.4	-49.6	Jay F. Grinney, MBA	2004
FCH	FelCor Lodging Trust Incorporated	1,035.2	-41.8	Richard Allen Smith, CPA	2006
WNC	Wabash National Corporation	768.1	-41.3	Richard J. Giromini	2007
MBI	MBIA Inc.	981.9	-68.4	Joseph W. Brown, Jr.	2008
CLDX	Celldex Therapeutics, Inc.	1,547.4	-58.2	Anthony S. Marucci, MBA	2008
MOD	Modine Manufacturing Company	521.9	-42.6	Thomas Andrew Burke	2008
FBP	First Bancorp	699.0	-92.3	Aurelio Alemán-Bermúdez	2009
CKEC	Carmike Cinemas, Inc.	564.3	-73.2	S. David Passman, III, CPA	2009
XRX	Xerox Corporation	10,766.4	-37.8	Ursula M. Burns	2009
KAI	Kadant Inc.	437.5	-43.5	Jonathan W. Painter	2010
TGTX	TG Therapeutics, Inc.	644.9	-100.0	Michael Sean Weiss	2011
DYN	Dynegy Inc.	1,566.5	-99.3	Robert C. Flexon, CPA	2011
BZH	Beazer Homes USA, Inc.	435.4	-65.4	Allan P. Merrill	2011
ATI	Allegheny Technologies Incorporated	1,228.2	-43.2	Richard J. Harshman, CPA	2011
CACB	Cascade Bancorp	441.9	-53.1	Terry E. Zink	2012
RAD	Rite Aid Corporation	8,340.1	-50.5	John T. Standley	2012
ELY	Callaway Golf Company	883.3	-45.2	Oliver G. Brewer, III, MBA	2012
AVP	Avon Products, Inc.	1,763.8	-31.4	Sherilyn S. McCoy, MBA	2012
MU	Micron Technology, Inc.	17,237.0	-28.4	D. Mark Durcan	2012
C	Citigroup Inc.	152,832.2	-26.0	Mike L. Corbat	2012
MGLN	Magellan Health, Inc.	1,522.5	-99.2	Barry M. Smith	2013
HRTX	Heron Therapeutics Inc	964.0	-93.9	Barry D. Quart, PharmD	2013
X	United States Steel Corporation	1,167.3	-63.2	Mario Longhi Filho	2013
ODP	Office Depot, Inc.	3,074.0	-56.9	Roland C. Smith	2013
NEM	Newmont Mining Corporation	9,528.4	-51.1	Gary J. Goldberg, MBA	2013
CHK	Chesapeake Energy Corporation	2,985.1	-48.9	Robert Douglas Lawler, MBA	2013
CBB	Cincinnati Bell Inc.	755.6	-46.5	Theodore H. Torbeck, MBA	2013
SWC	Stillwater Mining Company	1,037.4	-33.2	Michael James McMullen	2013
AIG	American International Group, Inc.	73,987.0	-81.3	Peter D. Hancock	2014
CPF	Central Pacific Financial Corp.	690.6	-79.2	Agnes Catherine Ngo	2014
MTG	MGIC Investment Corporation	2,999.2	-65.2	Patrick Sinks, MBA	2014
AMD	Advanced Micro Devices, Inc.	2,312.6	-65.2	Lisa T. Su, PhD	2014
WPP	Wausau Paper Corp.	568.5	-30.1	Michael C. Burandt	2014
MEG	Media General, Inc.	2,076.9	-27.8	Vincent L. Sadusky, MBA	2014
LJPC	La Jolla Pharmaceutical Company	492.6	-100.0	George Francis Tidmarsh, MD, PhD	2015
YRCW	YRC Worldwide Inc.	455.8	-100.0	James L. Welch	2015
MATN	Mateon Therapeutics, Inc.	#N/A	-100.0	William D. Schwieterman, MD	2015
AXLL	Axiall Corporation	1,087.0	-97.4	Timothy Mann, Jr.	2015
UIS	Unisys Corporation	551.9	-79.9	Peter A. Altabef, PhD	2015
JCP	J. C. Penney Company, Inc.	2,222.3	-77.5	Marvin R. Ellison, MBA	2015
MERC	Mercer International Inc.	583.7	-48.3	David M. Gandossi	2015
RIG	Transocean Ltd.	4,506.8	-33.0	Jeremy D. Thigpen	2015
IVC	Invacare Corporation	566.3	-28.2	Matthew E. Monaghan, MBA	2015
SVU	SUPERVALU INC.	1,306.5	-29.6	Mark Gross	2016

EXHIBIT B

Companies at Which Nominees Served as Chief Executive Officers For Which there is Public Returns Information

Company Name	Nominee	Security	Shares	Service (or Issuance) Start		Service End		Gain/Loss	Notes
				Date	Price*	Date	Price*

Aspect Communications	Beatriz Infante
		Common Stock at 10/1998	51,156,055	Oct-98	$15.13	Oct-03	$13.54	$(81,338,127)
		Preferred Stock	22,222,222	Nov-02	$2.25	Oct-03	$13.54	$250,888,889
		Options Outstanding YE 1998	10,528,842	NA	NA	NA	NA	$-	Avg price underwater at time of employment. Remain underwater
		Options Granted in 1999	5,310,584	Avg Price	$11.41	Oct-03	$13.54	$11,311,544
		Options Granded in 2000	7,085,476	Avg Price	NA	NA	NA	$-	No intrinsic value at time of employment end
		Options Granted in 2001	7,101,150	Avg Price	$4.90	Oct-03	$13.54	$61,353,936
		Options Granted in 2002	6,329,232	Avg Price	$3.69	Oct-03	$13.54	$62,342,935
		Options Granted in 2003	1,894,545	Avg Price	$3.85	Oct-03	$13.54	$18,358,141	Assumes that three-quarters of option grants were made before departure

Rambus, Inc.	Ronald Black
		Common Stock	110,696,401	Jun-12	$5.74	Current	$11.77	$667,499,298
		Convertible	120,000	Aug-13	$1,000	Current	$1,126	$15,150,000
		Options Out YE 2011	14,587,596	NA	NA	NA	NA	$-	Avg price underwater at time of employment. Remain underwater
		Options Granted in 2012	7,789,220	Avg Price	$5.81	Current	$11.77	$46,423,751
		Options Granted in 2013	2,084,276	Avg Price	$6.09	Current	$11.77	$11,838,688
		Options Granted in 2014	2,370,313	Avg Price	$9.63	Current	$11.77	$5,072,470
		Options Granted in 2015	362,335	Avg Price	$11.27	Current	$11.77	$181,168

UPEK	Ronald Black
		Private Investors			$32,000,000		$110,500,000	$78,500,000	Includes value received by UPEK holders at time of Authentec sale to Apple

WaveCom	Ronald Black
		Common Stock	18,200,000	Aug-04	$3.68	Jun-09	$11.85	$148,675,800	Euro to USD conversion at spot prices

Total								$1,296,258,492

EXHIBIT C Comparison of Compensation to Net Income*

	Dec '15	Dec '14	Dec '13	Dec '12	Dec '11	Dec '10	Dec '09	Dec '08	Dec '07	Dec '06	Dec '05	Dec '04	Dec '03	Dec '02	Dec '01
CEO Compensation
Cash and Bonus										$571,978	$567,784	$576,236	$482,723	$206,416	$212,200
Total Pay	$1,191,824	$3,017,462	$3,308,903	$5,581,373	$5,340,242	$3,619,210	$1,899,387	$2,034,118	$567,732

CFO Compensation
Cash and Bonus										$320,385	$271,410	$264,985	$259,860	$200,366	$127,957
Total Pay	$578,921	$1,793,514	$1,691,721	$3,229,742	$3,126,613	$2,597,894	$940,563	$816,142	$349,935

Board Compensation	$1,080,340	$1,449,050	$2,018,900	$2,188,696	$1,622,925	$844,158	$868,451	$755,077	$687,740	$593,182

Total Compensation
Annual	$2,851,085	$6,260,026	$7,019,524	$10,999,811	$10,089,780	$7,061,262	$3,708,401	$3,605,337	$1,605,407	$1,485,545	$839,194	$841,221	$742,583	$406,782	$340,157
Cumulative	$57,856,115	$55,005,030	$48,745,004	$41,725,480	$30,725,669	$20,635,889	$13,574,627	$9,866,226	$6,260,889	$4,655,482	$3,169,937	$2,330,743	$1,489,522	$746,939	$340,157

Net Income
Annual	(15,128,000)	(19,111,000)	(13,769,000)	$47,187,000	$39,230,000	$16,781,000	$2,129,000	$11,777,000	(1,044,000)	(8,968,000)	(1,221,000)	$624,000	$7,566,000	(25,382,000)	(17,844,000)
Cumulative Net Income	$22,827,000	$37,955,000	$57,066,000	$70,835,000	$23,648,000	$(15,582,000)	$(32,363,000)	$(34,492,000)	$(46,269,000)	$(45,225,000)	$(36,257,000)	$(35,036,000)	$(35,660,000)	$(43,226,000)	$(17,844,000)

Ratio	2.5x

*	Compensation numbers only include Board pay from 2006 to 2015 because of changes in disclosure. Executive compensation numbers do not include any value for equity grants prior to 2007 because of changes in disclosure.
Source for Net Income data is FactSet. Compensation numbers from latest proxy statement to provide compensation for each year.